                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                   FORM 6-K


                           Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


           FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2000
                      POLSKA TELEFONIA CYFROWA Sp. z o.o.
            (Exact Name of Registrant as Specified in Its Charter)
                     AL. JEROZOLIMSKIE 181, 02-222 WARSAW
                   (Address of Principal Executive Offices)
                                    POLAND


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______X________                     Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____________________                     No__________X____________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Polska Telefonia Cyfrowa Sp. z o.o., is a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. PTC is located in Warsaw, Poland and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995. The principal activities of PTC are providing cellular telephone communication services in accordance with GSM 900 and 1800 licenses granted by the Minister of Telecommunications and sale of cellular telephones and accessories compatible with its cellular services.

In the following report for the convenience of the reader we understand:

10 3/4% NOTES as 10 3/4% Senior Subordinated Guaranteed Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary organized under the laws of The Netherlands. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V. has no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

11 1/4% NOTES as 11 1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009, which were issued by PTC International Finance II S.A. our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II, S.A. and PTC International Finance (Holding) B.V. essentially have no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

FORM 6-K as quarterly report on Form 6-K according to SEC rules and requirements.

ZLOTY OR PLN refers to Polish currency,

U.S. DOLLARS, USD or $ refers to United States currency,

DEUTSCHMARK or DM refers to German currency

EUROS refers to the single currency of those member states of the European Union that entered the third stage of economic and monetary union pursuant to the Maastricht Treaty on January 1, 1999.

NBP as National Bank of Poland

FIXING RATE as exchange rate quoted for accounting purposes by the National Bank of Poland The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.3907= $1.00, the exchange rate quoted for accounting purposes by the NBP, the Polish central bank, on June 30, 2000. These translations should not be construed as representations that such zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

FINANCIAL STATEMENTS as financial statements for the three and six months periods ended June 30, 2000 attached to this Form 6-K. They have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 26 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.





Our registered office and its headquarters are located at Al. Jerozolimske 181, 02-222 Warsaw; telephone (+48 22 573-6000).

                               TABLE OF CONTENTS

SELECTED FINANCIAL DATA                                                                       4
-----------------------------------------------------------------------------------------------


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
-------------------------------------------------
CONDITION AND RESULTS OF OPERATIONS FOR THE THREE
-------------------------------------------------
MONTHS ENDED JUNE 30, 2000                                                                    6
-----------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS                                                                         6
---------------------
OPERATIONAL OVERVIEW                                                                          6
--------------------
FINANCIAL OVERVIEW                                                                            7
------------------
NET SALES                                                                                     8
---------
COST OF SALES                                                                                 9
-------------
OPERATING EXPENSES                                                                           10
------------------
INTEREST AND OTHER FINANCIAL EXPENSES, NET                                                   10
------------------------------------------
TAXATION                                                                                     10
--------
INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS                                                 11
--------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES                                                              13
-------------------------------


SIGNIFICANT TRANSACTIONS AND AGREEMENTS                                                      15
-----------------------------------------------------------------------------------------------


INTERCONNECT AGREEMENTS                                                                      15
-----------------------

LEGAL PROCEEDINGS                                                                            15
-----------------------------------------------------------------------------------------------

INTERCONNECT                                                                                 15
------------
VOICE OVER INTERNET PROTOCOL                                                                 15
----------------------------
DATA SECURITY                                                                                15
-------------


BUSINESS ENVIRONMENT                                                                         16
-----------------------------------------------------------------------------------------------


THE COMPANY ON WIRELESS MARKET                                                               16
------------------------------


SIGNATURES                                                                                   18
-----------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA

                                                                        (Unaudited)                      (Unaudited)
                                                                    THREE MONTHS ENDED                THREE MONTHS ENDED
                                                                       JUNE 30, 2000                    JUNE 30, 1999
                                                              --------------------------------      -----------------------
                                                                   PLN               $(1)                         PLN
                                                              ---------------    -------------               --------------

                                                                      (in thousands)                    (in thousands)

STATEMENT OF OPERATIONS DATA
-----------------------------
International Accounting Standards
Net Sales:
      Service revenues and fees                                      830,829         189,225                     551,177
      Sales of telephones and accessories                             39,405           8,975                      63,213
                                                              ---------------      ------------              --------------
            Total net sales                                          870,234         198,200                     614,390
Cost of sales:
      Cost of services sold                                        (341,070)        (77,681)                   (212,732)
      Cost of sales of telephones and accessories                  (207,001)        (47,145)                   (219,620)
                                                              ---------------      ------------              --------------
            Total cost of sales                                    (548,071)       (124,826)                   (432,352)
                                                              ---------------      ------------              --------------
      Gross margin                                                   322,163          73,374                     182,038
Operating expenses:
      Selling and distribution costs                               (145,592)        (33,159)                   (109,117)
      Administration and other operating costs                      (50,579)        (11,520)                    (47,807)
                                                              ---------------      ------------              --------------
Total operating expenses                                           (196,171)        (44,679)                   (156,924)
                                                              ---------------      ------------              --------------
Operating profit                                                     125,992          28,695                      25,114
Interest and other financial expense, net                          (303,955)        (69,227)                       (670)
                                                              ---------------      ------------              --------------
(Loss)/ profit before taxation                                     (177,963)        (40,532)                      24,444
                                                              ---------------      ------------              --------------
Taxation benefit/(expense)                                             3,718             847                    (29,543)
                                                              ---------------      ------------              --------------
Net (loss)/income                                                  (174,245)        (39,685)                     (5,099)
                                                              ===============      ============              ==============
U.S. GAAP
Revenues                                                             870,234         198,199                     614,390
Cost of sales                                                      (545,778)       (124,303)                   (430,909)
Operating expenses                                                 (196,171)        (44,679)                   (156,924)
Interest and other financial expense, net                          (303,955)        (69,227)                      32,654
Taxation benefit/(expense)                                             3,718             847                    (29,543)
                                                              ---------------      ------------              --------------
Net profit/(loss)                                                  (171,952)        (39,163)                      29,668

OTHER FINANCIAL AND OPERATING DATA
----------------------------------

EBITDA (IAS) (1)                                                     252,595            57,530                      88,187
EBITDA (US GAAP)(2)                                                  252,595            57,530                      88,187
Subscribers at the end of the period                               2,245,339                                     1,243,553
Monthly churn rate(3)                                                  2.08%                                         2.39%

                                                                      AT JUNE 30, 2000               AT DECEMBER 31, 1999
                                                              ---------------------------------     -----------------------
BALANCE SHEET DATA
------------------
International Accounting Standards
Long-term assets                                                   4,290,347         977,144                   4,011,762
Total assets                                                       5,333,488       1,214,724                   5,953,964
Long-term liabilities, provisions and deferred taxes               4,114,880         937,181                   4,606,954
Total liabilities                                                  5,308,383       1,209,007                   5,786,158
Shareholders' equity                                                  25,105           5,718                     167,806
U.S. GAAP
Long-term assets                                                   4,233,547         964,208                   3,948,921
Total assets                                                       5,356,083       1,219,870                   5,365,636
Shareholders' equity                                                (52,749)        (12,014)                      78,343

_______________________________________

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.3907 per $1.00, the Fixing Rate announced by the National Bank of Poland on June 30, 2000. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) EBITDA represents operating profit/(loss) before depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE THREE
MONTHS ENDED JUNE 30, 2000


RESULTS OF OPERATIONS

OPERATIONAL OVERVIEW

Our company was formed in December 1995 and awarded a fifteen-year non-exclusive GSM 900 license in February 1996 by the Polish Ministry of Communications.Thereafter, we commenced construction of our GSM network, and in September 1996, started offering services to subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth and development. In August 1999 we were awarded the only nationwide fifteen-year, non-exclusive GSM 1800 license and from March 1, 2000 we have been offering our services in both frequencies: 900 and 1800.

We provide our services on the territory of Poland for private and corporate customers. We offer a wide range of telecommunication services beginning with voice transmission, SMS, Short Message Information on request or as a frequent service, voice mail and WAP (introduced to the market on June 16th, 2000). Our services are segmented according to the audience segmentation what results in six different tarrifs with different services available or included and with different prices. Our strategy is not focused only on subscribers' acquisition but also on subscribers' retention. To achieve the goals set up by our strategy we launched the first loyalty program among telecommunication companies that helped us to reduce the churn rate from 2.39 in second quarter of 1999 to 2.08 in second quarter of 2000.

Together with launching WAP services in our network we also decided to popularize the Internet usage among wider group of people. We would like to be seen as a provider of the global network. To meet our goals and to introduce the Internet to the greater audience we signed several contracts with the Internet cafes owners and open the chain of Eranet Cafes in the most promising area of Poland including Katowice, Krakow and Szczecin. Eranet Cafes are equipped by our Company and the staff of these cafes is dressed in characteristic PTC's suits. Through these cafes we introduce mobile network together with the Internet network and WAP services to the great number of people.

We offer services for both postpaid and prepaid subscribers. Our prepaid service, called Tak Tak was introduced to the market in 1998 and at the end of June 2000 achieved more than 0.5 million prepaid subscribers out of 2.2 million total subscribers, and accounts for 22.8% of total subscriber base. The number of prepaid subscribers almost doubled from the end of the second quarter of 1999, when we recorded 0.3 million Tak Tak users or 22.6% of total number of subscribers. Our postpaid subscribers base also grows very fast to 1.7 million at the end of second quarter of 2000, comparing to almost 1 million as the end of June 1999.

The following table sets forth information about our subscribers and GSM cellular network coverage as at the dates indicated:


                                                                   AS THE END OF AND FOR THE SECOND QUARTER ENDED JUNE 30,

                                                                            2000                                1999
                                                                   -------------------------------------------------------
CUSTOMERS:
            Net customer additions                                                  239,791                         305,850
            Total Customers                                                       2,245,339                       1,243,553
OF WHICH:
            Postpaid customers                                                    1,733,742                         962,592
            Prepaid customers                                                       511,597                         280,961

GROWTH OF TOTAL CUSTOMERS FROM THE END OF THE SAME
QUARTER IN THE PRIOR YEAR (%)                                                           81%                            154%

AVERAGE MONTHLY CHURN (%)                                                             2.08%                           2.39%

TRAFFIC:
           Average monthly revenue per customer    (PLN)                                131                             166
           Change from prior year (%)                                               (22.3%)                         (30.3%)

COVERAGE OF GSM CELLULAR NETWORK IN POLAND:
           Geographical area covered                                                 89.04%                           81.1%
           Population Covered                                                        97.45%                           91.6%


FINANCIAL OVERVIEW

The strong growth in net sales, from PLN 614.4 million in the second quarter of 1999 to PLN 870.2 million in the same period of 2000, and gross margin in service revenues and fees, from PLN 338.4 million for the second quarter of 1999 to PLN 489.8 million in 2000, was largely offset by cost of sales for promotional telephones and accessories, which decreased from PLN 219.6 million at the end of the second quarter of 1999 to PLN 207.0 million in year 2000.

Operating profits increased to PLN 126.0 million in quarter ended June 30, 2000, compared with PLN 25.1 million for the same period in 1999.

We recorded a net loss of PLN 174.2 million in the second quarter of 2000, as compared with a net loss of PLN 5.1 million during the same period in 1999. The net loss for the three months ended June 30, 2000 is mainly driven by higher interest expenses and by fluctuation of currency rates resulting in foreign exchange losses. The net interest expenses resulted in PLN 125.5 million in the second quarter of 2000 comparing to net interest expenses of PLN 51.3 million for the same period of 1999. One of the major reasons for the increase of net interest expenses in the second quarter of 2000, as compared to the second quarter of 1999, was interest charges on 11 1/4% Notes what resulted in interest expenses rise from PLN 51.5 million for the second quarter of 1999 to the amount of PLN 135.8 million the second quarter of 2000. The net foreign exchange losses for the three months ended June 30, 2000 amounted to PLN 178.4 million, comparing to net foreign exchange gains of PLN 50.7 million for the same period of 1999. The foreign exchange losses increased from PLN 0.9 million in the second quarter of 1999 to PLN 231.9 million in the second quarter of 2000. Increase in foreign exchange losses came from by the devaluation of Polish Zloty, resulting in the change of basic currency rates from PLN 3.9297 per 1$ in June 1999 to PLN 4.3907 in June 2000 and PLN
4.0593 per 1 EUR in June 1999 to PLN 4.2075 in June 2000, which has a strong impact on the financial situation of our Company taking into consideration our financing structure, that includes approximately foreign currency equivalent of US $ 1 billion of liability.

The following table sets forth our gross margin by net sales category for the periods indicated:

                                                                                            THREE MONTHS ENDED
                                                                                                 JUNE 30,
                                                                                --------------------------------------------


                                                                                        2000                    1999
                                                                                ---------------------    -------------------
                                                                                           (in thousands of PLN)
Net service revenues and fees                                                                830,829                551,177
Cost of services sold                                                                      (341,070)              (212,732)
                                                                                ---------------------    -------------------
     Gross margin from service revenues and fees                                             489.759                338,445

                                                                                ---------------------    -------------------
     Gross margin percentage of net service
     and fees revenue                                                                          58.9%                  61.4%
Sales of telephones and accessories                                                           39.405                 63,213
Cost of sales of telephones and accessories                                                (207,001)              (219,620)
                                                                                ---------------------    -------------------
     Gross margin from sales of telephones and accessories                                 (167.596)              (156,407)
                                                                                ---------------------    -------------------

     Gross margin percentage of net telephones
     and accessories revenue                                                                (425.3%)               (247.4%)
                                                                                ---------------------    -------------------
Gross margin                                                                                 322,163                182,038
                                                                                =====================    ===================
Gross margin percentage of total net revenues                                                  37.0%                  29.6%
                                                                                =====================    ===================


NET SALES

Our net sales were PLN 870.2 million in the three months ended June 30, 2000, as compared with PLN 614.4 million during the same period in 1999. Net sales consist primarily of service revenues and fees, comprised of air-time tariffs, monthly service fees and service activation fees. Air-time tariffs include revenues from incoming and outgoing calls and revenue from the use of pre-paid air-time minutes sold.

Our service revenues and fees were PLN 830.8 million during the second quarter of 2000, as compared to PLN 551.2 million during the same period in 1999. The growth in service revenues and fees primarily reflects an increase in the number of our total subscribers to over 2.2 million as of June 30, 2000, including 0.5 million of Tak Tak prepaid service subscribers, as compared with
1.2 million of total subscribers with 0.3 million Tak Tak users as of June 30, 1999. The increase in customer base, however was partially offset by a decrease in the monthly average revenue per subscriber to PLN 131 for the three months ended June 30, 2000, from PLN 166 per month for the same period in 1999.

In order to harmonize tariff plans and better target various markets, during the quarter we introduced new tariff plans and new services: (i) restored tariff Halo, (ii) SMS for pre-paid users, (iii) info line for corporate customers and (iv) direct debit service for post-paid customers. We also introduced WAP services on June 16, 2000.

Sales of handsets and accessories were PLN 35.6 million during the second quarter of 2000, as compared to PLN 63.2 million during the same period in 1999. Since beginning of operations, we have conducted many promotional campaigns in which we offered reduced prices for handsets and activation fees during specific periods. As a result of these promotional campaigns, a significant number of new subscribers have been added, although revenues from sales of handsets and accessories have been negatively affected by promotional discounting of the cost of handsets and accessories to subscribers.

Net interconnect income of PLN 130.1 million is included in the gross margin from service revenue and fees for the three months ended June 30, of 2000, which is comprised of PLN 177.6 million in gross sales and PLN 47.5 million of expense. For the same period in 1999, the net interconnect income was PLN 90.2 million, consisting of PLN 120.9 gross sales and PLN 30.7 million of expense. We have interconnect agreements with TPSA (Telekomunikacja Polska S.A.), Polkomtel, Netia Telekom, Telefonia Lokalna and El-Net. We still negotiate the interconnect agreement with Centertel.

COST OF SALES

Our costs of sales were PLN 548.1 million in the second quarter of 2000, as compared with PLN 432.4 million in the same period in 1999. Gross margin was PLN 322.2 million in three months ended June 30, 2000, as compared with a gross margin of PLN 182.0 million in the same period in 1999. As a percentage of net sales, gross margin represented 37.0% and 29.6% in the second quarter of 2000 and 1999, respectively.

The increase in gross margin in the second quarter of 2000, primarily reflects growth in our subscriber base and growth in minutes of use, resulting in increased revenue from airtime charges and monthly service fees. This increased revenue, however, was partially offset by the cost of sales of handsets and accessories during the period, which continued to exceed the amount that we charged our subscribers for those items as a result of our continued use of promotions to attract subscribers. As a general matter, Management does not intend to achieve positive overall margins on our sales of equipment and intends to sell these items to ensure a sufficient supply of GSM equipment in the market place.

The continuous growth of our GSM network has resulted in increased demand for transmission capacity. Presently, lines leased from TPSA, the main Polish wire line operator, provide a large portion of the transmission capacity. We have entered into a contract with Ericsson Radio Systems AB to construct a new "backbone" transmission network in order to minimize the use of the leased lines. We believe that, when completed, the backbone network will reduce cost of sales and our dependence on external suppliers. Currently we are running first connections of the Synchronos Digital Herarchy ("SDH") backbone and additional connections as well as the city rings are planned to be operational by the end of this year.

OPERATING EXPENSES

Our operating expenses were PLN 196.2 million during the second quarter of 2000, as compared with PLN 156.9 million in the same period in 1999. The increase in operating expenses was driven mainly by the increase of selling and distribution costs.

Selling and distribution costs were PLN 145.6 million in the three months ended June 30, 2000, as compared with PLN 109.1 million in the same period in 1999. The selling and distribution costs for the three months ended June 30, 2000 included proportional increases in advertising costs for promotions associated with our continued marketing roll-out, sales force salaries and wages, and charges to the doubtful debtors provision. The charge to doubtful debtors provision, increased to PLN 38.5 million for the three months ended June 30, 2000 from PLN 34.1 million for the same period of 1999.

Administration and other operating costs were PLN 50.6 million for the three months ended June 30, 2000, as compared with PLN 47.8 million for the same period in 1999. The increase in operating cost for the three months ended June 30, 2000 as compared with the same period in 1999 was primarily due to increased employee hiring and external services to support our growth.

INTEREST AND OTHER FINANCIAL EXPENSES, NET

Combined interest and other financial expenses net for the three months ended June 30, 2000 were PLN 304.0 million, as compared to PLN 0.7 million for the same period in 1999.

Net interest expenses were PLN 125.5 million for the three months ended June 30, 2000, as compared to PLN 51.3 million for the three months ended June 30, 1999. Interest on the Bank Credit Facility accrues continuously and is payable each year as individual drawdowns mature. Interest on the 10 3/4% Notes is payable starting January 1, 2003 for the accrued portion of the prior six months balance, but for the 11 1/4% Notes the first interest million was paid on June 1, 2000 and then will be paid each June 1st and December 1st to year 2009.

As a result of the depreciation of the Zloty in relation to other major currencies, we incurred a net foreign exchange loss of PLN 178.4 million in the second quarter of 2000, as compared to net foreign exchange gains of PLN 50.7 million during the same period in 1999. (See further discussion in the Inflation and Currency Fluctuation section of this document.)

TAXATION

The loss before taxes was PLN 178.0 million for the three months ended June 30, 2000 compared to 0income before taxes of PLN 24.4 million for the three months ended June 30, 1999. We incurred a net loss of PLN 174.2 million in the second quarter of 2000 compared to a net loss of PLN 5.1 million for the same period in 1999, after reflecting the accounting effect of taxation.

According to the requirements of the Polish tax authorities, the cost of the GSM 900 and 1800 Licenses is recorded on a cash basis, which is the most significant component of deferred tax liability of PLN 124.8 million as at June 30, 2000, as compared to a deferred tax liability of PLN 102.5 million as at December 31, 1999. We also recorded a deferred tax asset relating to the realization of accrued expenses and certain tax loss carry forwards of PLN
100.0 million as at June 30, 2000 as compared to PLN 75.1 million as at December 31, 1999 (See Note 11 to the Financial Statements).

According to the tax regulations, the Corporate Income Tax rates have been reduced. On January 2000 the new tax rate was changed from 34% for the year 1999 to 30% for the year 2000.

INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS

In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation. For the twelve months ended June 30, 2000, annualized consumer price inflation in Poland was 10.2% per the Polish Office of Statistics. Since the launch of our operations in 1996, the cumulative inflation in Poland has been 51.1%. The second quarter of 2000 brought also other changes to adopt Polish economy to free market economy. The main and most important of these was achieving the full flotation of Polish currency

Our sales revenues are denominated in Polish Zlotys. A significant portion of our expenses and liabilities, however, are denominated in other currencies. These include our liability to the Polish government for the GSM 900 and GSM 1800 Licenses, which are linked to Euro and payable in Zlotys, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Deutschmarks, French Francs, U.S. dollars. Additionally, the 10 3/4 Notes, 11 1/4 Notes, Bank Credit Facility and shareholder loans are denominated in U.S. dollars, DM or Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish zloty.

Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations. To manage the currency risk we have entered into foreign currency forward transactions. Our hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks.

Starting in late 1998 and continuing through the current year, we drew funds from the Bank Credit Facility and exhausted the Zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations. To minimize our foreign currency risk we have changed payment currency with our main suppliers from foreign currency to Zloty and also while replacing the Bank Credit Facility will increase the Zloty portion of the debt.

The table below summarizes our foreign currency denominated long-term obligations, including the future value of cash payments for principal and interest, with the exception of the Bank Credit Facility which only presents future principal payments due to its structure of variable interest rates and continued revolving of each drawdown.

                            EXPECTED MATURITY DATE

                            (in thousands of Zloty)

                        2000        2001        2002          2003      2004      Thereafter      Total     Present
                                                                                                             Value
                                                                                                            6/30/00
---------------------------------------------------------------------------------------------------------------------
GSM 900 License          -        236,041        -             -         -            -           236,041     226,165
---------------------------------------------------------------------------------------------------------------------
GSM         1800
License                70,330      70,330      70,330          -         -            -           210,990     191,022
---------------------------------------------------------------------------------------------------------------------

10 3/4 Notes             -           -           -          119,512    119,512    1,470,274     1,709,298     901,680
---------------------------------------------------------------------------------------------------------------------

11 1/4 Notes          108,048     216,096     216,096       216,096    216,096    3,001,336     3,973,768   1,912,237
---------------------------------------------------------------------------------------------------------------------
Shareholder
Loans                     -           -           -             -        -          752,992       752,992     365,652
---------------------------------------------------------------------------------------------------------------------
Headquarters
Lease                  16,217      32,435      32,435        32,435     32,435      325,367       471,324     239,518
---------------------------------------------------------------------------------------------------------------------
Weighted Average
Effective Interest
Rate                  11.0460     11.0460     11.0460       11.0460    11.0460      11.0460       11.0460     11.0460
---------------------------------------------------------------------------------------------------------------------


Tab. 1 Our foreign currency denominated long-term obligations.



We are exposed to interest rate risk primarily as a result of the Bank Credit Facility, which at the end of the second quarter of 2000 consisted of PLN tranche of PLN 485.0 million at the rate of WIBOR plus 0,6% p.a. and multicurrency tranche utilized in US$ for the amount of US$ 25.0 million at the rate of LIBOR plus 0,6% p.a.. The table below presents principal payments under the Bank Credit Facility including principal and related weighted average interest rates for the balance drawn under the facility as of June 30, 2000. The weighted average interest rates computed do not consider the rate at which individual drawdowns on the loan will be refinanced. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

                            EXPECTED M ATURITY DATE

                            (in thousands of Zloty)

------------------------------------------------------------------------------------------------------------------------------
Bank Credit           2000        2001        2002          2003          2004      Thereafter       Total         Present
Facility                                                                                                            Value
                                                                                                                   6/30/00
------------------------------------------------------------------------------------------------------------------------------
                                                (in thousands of PLN)
------------------------------------------------------------------------------------------------------------------------------
Variable Rate
(PLN)                45,532     134,267     178,680       172,863        151,458     130,053        812,853       485,000
------------------------------------------------------------------------------------------------------------------------------
Weighted
Average
Effective Interest
Rate                 18.776%     18.776%     18.776%       18.776%        18.776%     18.776%        18.776%       18.776%
------------------------------------------------------------------------------------------------------------------------------
Variable Rate
(multicurrency)       3,982       7,964       7,964         7,964          7,964     117,028        152,866       109,768
------------------------------------------------------------------------------------------------------------------------------
Weighted
Average
Effective Interest
Rate                 7.2554%     7.2554%     7.2554%       7.2554%        7.2554%     7.2554%        7.2554%       7.2554%
------------------------------------------------------------------------------------------------------------------------------


Tab. 2  Principal payments under the Bank Credit Facility

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity requirements arise primarily from the need to fund capital expenditures for the expansion of our business, GSM 900 and GSM 1800 license fees and for our working capital requirements. On December 17, 1997, we entered into a loan facility arranged by Citibank (Poland) S.A. and Citibank International plc. The lenders agreed to make loans to us, on a term loan, guarantee or revolving credit basis (as desired by) in the aggregate principal amount of not more than DM 672.0 million (the "Bank Credit Facility") subject to PTC having met requiredlevels for a number of financial covenants. The Bank Credit Facility consists of two tranches: (i) an offshore tranche of up to DM
420.0 million may be drawn in Deutschmark, U.S. dollars, Euro or other freely convertible currencies as agreed by the lenders; and (ii) a domestic tranche equal to the Zloty equivalent of DM 252.0 million available to be drawn in Zloty. At the end of June 2000, we utilized PLN 485.million and US$ 25.0 million.

On August 24, 1999 the operating shareholders extended to us USD 75.0 million in subordinated loans to fund the GSM 1800 license and provide continued liquidity as follows: Elektrim, Zloty equivalent of USD 39.8 million; DeTeMobil, USD 17.6 million; and MediaOne(1), USD 17.6 million. Each shareholder loan bears an interest rate of 12.5 percent compounded semi-annually on June 17th and December 17th. The full loan balance and all
accrued interest are due on June 19, 2006.   However, interest may be due
earlier dependent on our ability to meet the Bank Credit Facility covenants.

In November 1999 we issued 11 1/4% Notes of USD 150 million and Euro 300 million with a maturity date in 2009. The interest is payable on June 1 and December 1 each year starting with June 1, 2000. We were obliged to establish two escrow accounts to secure the 11 1/4% Notes and to pay the first five scheduled interest payments on the 11 1/4% Notes. On May 2,

-----------------------------------------------------------------------

(1) From March 23, 2000 MediaOne is a part of Deutche Telekom group.

2000 we closed the exchange offer of our 11 1/4% Notes into freely traded 11 1/4% Senior Subordinated Guaranteed Notes.

Our net cash generated from operating activities during the six months ended June 30, 2000 was PLN 177.9 million, as compared to PLN 99.7 million during the six months ended June 30, 1999. Non-cash provisions and net non-operating items for the same period totaled PLN 653.8 million and PLN 354.4 million, for the two quarters of 2000 and 1999 respectively, and principally reflect depreciation and amortization, provisions for doubtful debtors, unrealized foreign exchange losses and accrued interest expense. In addition, cash used for net working capital items for six months of 2000 was PLN 85.6 million as compared to cash generated from net working capital items of PLN 63.2 million for the same period in 1999. This was primarily due to increased cash used to purchase inventory.

Our net cash used in investing activities was PLN 675.7 million for the six months ended June 30, 2000, as compared to PLN 520.7 million for the six months ended June 30, 1999, principally reflecting payments to suppliers of network capital equipment used in the ongoing build-out of our GSM 900 and 1800 network and payment of GSM 900 license fee. Our net cash used in financing activities was PLN 488.3 million for the six months ended June 30, 2000 as compared to net cash generated from financing activities PLN 466.6 million for the six months ended June 30, 1999, reflecting repayment of a multicurrency tranche under the Bank Credit Facility.

Management anticipates that capital expenditures for the remaining two quarters of 2000 will total approximately PLN 1.6 billion, including expenditures related to our backbone network. We also expect that the level of our capital expenditures will remain significant for the medium term, as we upgrade our network capacity, coverage and quality.

In order to implement the current business plan, we will need to raise EUR 650 million to repay existing Bank Credit Facility and to anticipat working capital requirements, capital expenditures and other operating needs. We have already signed the intention letter with one of the biggest banks and the due diligence process has been launched. We would like to start utilizing the new Bank Credit Facility prior to the end of 2000.

SIGNIFICANT TRANSACTIONS AND AGREEMENTS

During the last quarter we have signed several important contracts and we have made some material changes the existing agreements.

INTERCONNECT AGREEMENTS

During the second quarter of 2000 we have signed interconnect agreements with Telefonia Lokalna and El-Net.

We have also signed the contract with El-Net, owned by Elektrim. El-Net will provide us with fixed line telecommunication services, and replaced partially the contract signed with Telekomunikacja Polska in 1995.



LEGAL PROCEEDINGS

INTERCONNECT

As a result of our initial interconnect negotiations with TPSA the Supreme Administrative Court issued a decision (the Interconnect Decision) regarding our settlement process with TPSA for interconnect payments. TPSA appealed the Court's decision. We have neither received a judgment from the Supreme Administrative Court regarding TPSA's appeal of the Interconnect Decision, nor has TPSA withdrawn this appeal despite the interconnect agreement between us, but anyway the interconnect contract signed on December 9, 1998 is still in force.

VOICE OVER INTERNET PROTOCOL

On February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection (PITiP) as a result of an inspection conducted by the agency in January 2000 of our Internet access services (VoIP). The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000, we received a decision from the Minister of Communications, which rendered the summons invalid. It was determined that we could continue to offer Internet access services for subscribers who have data transmission service until May 2000, when it was anticipated that a new regulation will be prepared by the Ministry of Communications. We did participate in preparing the new Internet access regulations in conjunction with the Ministry. The regulation is not yet issued but is supposed to be in force by the end of August 2000 and for the time being we do provide VoIP services as we did from December 1999.

DATA SECURITY

An investigation by the General Inspector for Personal Data Protection's office was conducted in the fourth quarter of 1999 of our sales practices. Although the post-control protocol report resulting from the inspection neither outlined a legal situation or suggested changes, it did reveal that we require our customers to provide more identification than the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. However, a new telecommunication regulation, which should be approved this year, is anticipated to include the paragraphs allowing to collect the personal data, which according to the GIODO are not allowed to be collected. On July 14, 2000 the GIODO issued the decision in which it is stated that all the transgressions of the existing law should be removed. On July 28, we appealed this decision, admitting that the GIODO's objections are groundless. We made a motion to GIODO for further examination of the case.



BUSINESS ENVIRONMENT

THE COMPANY ON WIRELESS MARKET

We do operate on quite competitive market with three wireless operators active in bothe GSM 900 and 1800 MHz. During last quarter to become more competitive we introduced new tariffs and products with the launch of GSM 1800 frequency:
(i) restored Hallo tariff; (ii) info line for corporate customers; (iii) Short Message Service for prepaid customers, which allows them to send and receive messages of up to 60 characters; (iv) direct debit as one of methods of payments for our customers.

On June 16, we introduced our Wireless Application Protocol (WAP) service, offering a wide range of WAP handsets and own WAP portal created by Creative Team Company exclusively for us. We offer our own WAP page with Company information as well as useful towns' information and possibility to visit other WAP pages, with more than 200 Polish language pages.

In the second quarter of 2000 we opened the chain of Eranet Cafes, allowing wider group of people to be closer to the Internet network. We open our cafes in ten cities including Katowice, Krakow and Szczecin and we hope that this kind of investment will bring the Internet closer to our subscribers. Our subscribers are able to open e-mail accounts manageable from both mobile phone and PC station even from the Eranet Cafes. We believe that together with the WAP introduction and opening of Eranet cafes our subscribers will be getting more and more used to the Internet as such and to the Internet via mobiles particularly.

We are also a precursor in loyalty program Stokrotka launched on October 15, 1999. From February 15, 2000 our post-paid subscribers, can exchange their points for the telephone accessories or partner awards. At end of June 2000, more than 1 million customers participated in the program of which 220 hundreds participants were qualified to take advantage of PTC and our exclusive partnership offers include LOT Polish Airlines, British Airways, Panasonic and Kodak. More than 20 thousands of prizes were already ordered.

During the second quarter of 2000 we were recognized for several service awarded with Golden Medal on the INFOSYSTEM fairs for Eranet first e-mail access from wireless network.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)

By: /s/ Boguslaw Kulakowski
    -----------------------

Boguslaw Kulakowski, Director General







By: /s/ Wilhelm Stuckemann
    ----------------------
Wilhelm Stuckemann, Director of Network Operations









August 10, 2000

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE THREE MONTHS AND SIX MONTHS PERIODS ENDED
JUNE 30, 2000 AND JUNE 30, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

We have reviewed the accompanying condensed consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of June 30, 2000 and 1999, and the related condensed consolidated statements of operations and cash flows for the three months and six months periods then ended. These condensed consolidated financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim condensed consolidated financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with International Accounting Standards issued by the International Accounting Standards Committee.

We have previously audited, in accordance with generally accepted auditing standards in the United States and International Standards on Auditing, the consolidated balance sheet of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries as of December 31, 1999 and the related consolidated statements of operations and cash flows for the period from January 1, 1999 to December 31, 1999, and, in our report dated March 6, 2000, we expressed an unqualified opinion on those consolidated financial statements.




Warsaw, Poland
July 31, 2000

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED STATEMENTS OF
            OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS PERIODS
                     ENDED JUNE 30, 2000 AND JUNE 30, 1999
                             (IN THOUSANDS OF PLN)
------------------------------------------------------------------------------




                                          NOTES        SIX MONTHS       THREE MONTHS          SIX MONTHS         THREE MONTHS
                                          -----           ENDED             ENDED                ENDED               ENDED
                                                      JUNE 30, 2000     JUNE 30, 2000        JUNE 30, 1999       JUNE 30, 1999
                                                      -------------     -------------        -------------       -------------
                                                      (UNAUDITED)        (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
NET SALES                                     7         1,666,129             870,234           1,103,542             614,390

COST OF SALES                                 8       (1,077,279)           (548,071)           (761,501)           (432,352)
                                                    -------------       -------------       -------------       -------------
GROSS MARGIN                                              588,850             322,163             342,041             182,038

OPERATING EXPENSES                            8         (363,373)           (196,171)           (260,786)           (156,924)
                                                    -------------       -------------       -------------       -------------
OPERATING PROFIT                                          225,477             125,992              81,255              25,114

NON-OPERATING ITEMS
Interest and other financial income           9            61,780              63,660               4,861              51,650
Interest and other financial expenses        10         (431,829)           (367,615)           (188,845)            (52,320)
                                                    -------------       -------------      --------------      --------------
INCOME / (LOSS) BEFORE TAXATION                         (144,572)           (177,963)           (102,729)              24,444

TAXATION BENEFIT / (CHARGE)                  11             1,871               3,718            (26,465)            (29,543)
                                                    -------------       -------------       -------------       -------------
COMPREHENSIVE NET LOSS                                  (142,701)           (174,245)           (129,194)             (5,099)
                                                    =============       =============       =============       =============












             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.


-------------------------------------------------------------------------------
                                     - 1 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS AT JUNE 30, 2000 AND DECEMBER 31, 1999
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------



                                                            NOTES                   AT                     AT
                                                            -----                JUNE 30,              DECEMBER 31,
                                                                                 --------              -----------
                                                                                   2000                   1999
                                                                                   ----                   ----
                                                                               (UNAUDITED)
CURRENT ASSETS
        Cash and cash equivalents                             24                    102,552             1,095,509
         Short-term investments                               12                    202,583               198,468
        Debtors and prepayments                               13                    470,269               409,410
        Accounts receivable from
           State Treasury                                     13                     12,133                54,835
        Inventory                                             14                    255,604               183,980
                                                                               ------------          ------------
                                                                                  1,043,141             1,942,202

LONG-TERM ASSETS
        Tangible fixed assets, net                            15                  2,965,823             2,573,905
        Intangible fixed assets, net                          16                  1,022,697             1,050,775
        Financial assets                                      12                    208,408               301,829
        Deferred cost                                         17                     93,419                85,253
                                                                              -------------         -------------
                                                                                  4,290,347             4,011,762
                                                                              -------------         -------------
TOTAL ASSETS                                                                      5,333,488             5,953,964
                                                                              =============         =============

CURRENT LIABILITIES                                           18                  1,193,503             1,179,204

LONG-TERM INTEREST-BEARING LIABILITIES                        19                  4,087,146             4,578,412

DEFERRED TAX LIABILITY, NET                                   11                     24,857                27,322

PROVISIONS FOR LIABILITIES AND CHARGES                        20                      2,877                 1,220
                                                                             --------------        --------------
TOTAL LIABILITIES                                                                 5,308,383             5,786,158
                                                                             --------------        --------------
SHAREHOLDERS' EQUITY
       Share capital                                          21                    471,000               471,000
       Accumulated deficit                                                        (445,895)             (303,194)
                                                                             --------------        --------------
                                                                                     25,105               167,806
                                                                             --------------        --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        5,333,488             5,953,964
                                                                             ==============        ==============


             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.

-------------------------------------------------------------------------------
                                     - 2 -

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE SIX MONTHS PERIODS ENDED
                        JUNE 30, 2000 AND JUNE 30, 1999
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

                                                                           SIX MONTHS               SIX MONTHS
                                                                             ENDED                     ENDED
                                                                         JUNE 30, 2000             JUNE 30, 1999
                                                                         -------------             -------------
                                                                          (UNAUDITED)               (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:                                                 (see Note 24)

NET LOSS  BEFORE TAXATION                                                    (144,572)                 (102,729)

ADJUSTMENTS FOR:
Depreciation and amortization                                                  235,121                   115,068
Charge to provision for doubtful debtors                                        76,149                    59,540
Charge to provision for inventory                                                4,855                     2,423
Other provisions and special funds                                               1,657                     (277)
Unrealized foreign exchange losses, net                                         87,139                    74,760
Loss/(profit) on disposal of tangibles and intangibles                           3,343                       (5)
Interest expense, net                                                          245,575                   102,948
Other                                                                                -                         -
                                                                          ------------              ------------
OPERATING CASH FLOWS BEFORE WORKING CAPITAL CHANGES                            509,267                   251,728

Increase in inventory                                                         (76,480)                  (16,027)
Increase in debtors, prepayments and deferred cost                            (92,332)                 (184,219)
Increase in trade payables and accruals                                         83,256                   137,021
                                                                          ------------              ------------
CASH FROM OPERATIONS                                                           423,711                   188,503

Interest paid                                                                (245,812)                  (63,234)
Income taxes paid                                                                    -                  (25,549)
                                                                          ------------              ------------
NET CASH GENERATED FROM OPERATING ACTIVITIES                                   177,899                    99,720

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                         (139,386)                  (54,832)
Purchases of tangible fixed assets                                           (670,247)                 (466,317)
Proceeds from long term investments, net                                        99,012                         -
Proceeds from sale of equipment and intangibles                                 14,541                        42
Interest received                                                               20,417                       440
                                                                          ------------               -----------
NET CASH USED IN INVESTING ACTIVITIES                                        (675,663)                 (520,667)

CASH FLOWS (USED IN)/FROM
FINANCING ACTIVITIES:

(Repayment of)/proceeds from long-term borrowings                            (488,349)                   470,529
Net change in overdraft facility                                                     -                   (3,969)
                                                                          ------------               -----------
NET CASH (USED IN)/GENERATED FROM FINANCING ACTIVITIES                       (488,349)                   466,560

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                         (986,113)                    45,613

EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH EQUIVALENTS                (6,844)                       (3)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                             1,095,509                     5,695
                                                                          ------------              ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     102,552                    51,305
                                                                          ============              ============



             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.

-------------------------------------------------------------------------------
                                     - 3 -

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
             CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                           FOR THE SIX MONTH PERIODS
                     ENDED JUNE 30, 2000 AND JUNE 30, 1999
                             (IN THOUSANDS OF PLN)
--------------------------------------------------------------------------------


                                                                           SHARE            ACCUMULATED             TOTAL
                                                                           -----            -----------             -----
                                                                          CAPITAL             DEFICIT
                                                                          -------             -------
BALANCE AT JANUARY 1, 1999                                                471,000            (180,691)               290,309
(RESTATED)

Comprehensive net loss for the period,
as originally reported                                                          -            (130,377)             (130,377)

Change in accounting policy with respect                                        -                1,183                 1,183
to implementation of IAS 38
                                                                    -------------        -------------        --------------

BALANCE AT JUNE 30, 1999                                                  471,000            (309,885)               161,115
(RESTATED, UNAUDITED)                                               =============        =============        ==============


BALANCE AT JANUARY 1, 2000                                                471,000            (303,194)               167,806

Comprehensive net loss for the period                                           -            (142,701)             (142,701)

                                                                    -------------        -------------         -------------
BALANCE AT JUNE 30, 2000                                                  471,000            (445,895)                25,105
(UNAUDITED)                                                         =============        =============         =============







             The accompanying notes are an integral part of these
                 condensed consolidated financial statements.

-------------------------------------------------------------------------------
                                     - 4 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------
1.         INCORPORATION AND PRINCIPAL ACTIVITIES

           Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

           The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses (see Note 4b.) granted by the Minister of Telecommunications and the sale of cellular telephones and accessories compatible with its cellular services.

           During 1996 the Company signed an interim interconnect agreement with Telekomunikacja Polska S.A. ("TPSA") on a "bill and keep" basis. On May 22, 1997 the Ministry of Communications issued a decision with respect to new interconnect arrangements between the Company and TPSA. The decision was binding for both parties, however, certain terms, including the effective date, were still to be agreed. The decision defined interconnect, international and leased-lines settlements with TPSA.

           In the course of 1997, TPSA filed in the Supreme Administrative Court an appeal against the above mentioned decision. In the appeal, it challenges the entitlement of the Minister to issue the above decision on the basis that the established interconnect rates are not fair.

           On December 9, 1998, the Company signed a framework agreement with TPSA defining the terms of mutual interconnect arrangements. Notwithstanding the interconnect frame agreement, TPSA appeal to the Supreme Administrative Court has not been withdrawn.

           On February 1, 2000, the Company received a summons from the State Telecommunications and Postal Inspection as a result of an inspection conducted by the agency in January 2000 of the Company's Internet services. The summons ordered the Company to cease providing international telephone service over the Internet network. In response, the Company applied for reconsideration of the case, and on February 10, 2000, the Company received a decision from the Minister of Communications which rendered the summons invalid. It was determined that the Company could continue to offer Internet access services for subscribers who have data transmission service until a new regulation will be prepared by the Ministry of Communications. The Company also participates in preparing the new Internet access regulations in conjunction with the Ministry of Communications. The new regulation was not issued till the end of July 2000.

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

2.         PRINCIPLES OF CONSOLIDATION

           a.        GROUP ENTITIES

           The condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

           All intercompany balances and transactions are eliminated in consolidation.

           On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("10 3/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries of its own.

           On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("11 1/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. Additionally, the Company has acquired 125 fully-paid shares with a par value of 1,000 Euro each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. Thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

           b.        REPORTING CURRENCY

           The Company primarily generates and expends cash through its operating activities in Polish zloty ("PLN"). Additionally, all of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, Management has designated the PLN as the reporting (functional) currency of the Company.

           The accompanying condensed consolidated financial statements are reported in thousands of PLN.

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------



















-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

3.         ACCOUNTING STANDARDS

           The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations. The accompanying financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for the three months and six months periods ended June 30, 2000 and June 30, 1999 are shown in Note 25 to these Financial Statements.

           The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the three months and six months periods ended June 30, 2000 and June 30, 1999 have been presented in Note 26 to these Financial Statements.

           The IAS rules that were mandatory as of 30 June 2000 were applied to these financial statements.

           In Management's opinion, the financial statements for the three months and six months periods ended June 30, 2000 and June 30, 1999 include all adjustments necessary for a fair statement of the results for the period. All such adjustments are of normal, recurring nature.

-------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z.O.O. AND SUBSIDIARIES
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

4.         PRINCIPAL ACCOUNTING POLICIES

           a.        TANGIBLE FIXED ASSETS

           Tangible fixed assets are shown at historical cost less accumulated depreciation.

           Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The following depreciation rates have been applied:

                                                                         ANNUAL RATE                        ESTIMATED
                                                                         -----------                        ---------
                                                                             IN %                     USEFUL LIVES IN YEARS
                                                                             ----                     ---------------------
           Leasehold improvements                                                                           Lease term
           Buildings                                                        2.5%                               40
           Plant and equipment                                           4.0  -   30.0%                    3.3  - 25
           Motor vehicles                                               12.5  -   30.0%                    3.3  -  8
           Other                                                        10.0  -   20.0%                       5 - 10

           b.        INTANGIBLE FIXED ASSETS

           License

           The Company has acquired from the Polish State, represented by the Ministry of Communications, a license to provide telecommunication services according to ETSI/GSM standard in the 900 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band ("the GSM 900 license").

           The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. For the period of development of the GSM 900 system, the cost of interest and foreign exchange losses were capitalized in the cost of the asset. This development period terminated during the third quarter of 1997. The GSM 900 license is amortized over the period of its validity, i.e. 15 years from the date of acquisition on a straight-line basis.

           On August 11, 1999 the Ministry of Communications granted the Company a license to provide telecommunication services according to ETSI/GSM standard in the 1800 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 1800 license"). The GSM 1800 license is valid for 15 years from the date of acquisition, though it allowed starting operations of relevant services from March 1, 2000.


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

4.         PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

           b.        INTANGIBLE FIXED ASSETS (CONTINUED)

           The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period. The development period terminated together with the start of operational validity of the GSM 1800 license on March 1, 2000. The GSM 1800 license will be amortized over the period of its operational validity, i.e. 14.5 years.

           The above-described GSM 900 license and the GSM 1800 license are not transferable assets.

           Other intangible fixed assets

           Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                                                         ANNUAL RATE
                                                                         -----------
                                                                             IN %
                                                                             ----
           Computer software                                            10.0  -   50.0%
           Trademarks                                                        6.7%

           c.        DEBTORS

           Amounts due from debtors are shown net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

           d.        INVENTORIES

           Inventories are stated at the lower of cost and net realizable value. Cost is determined principally under the average method. Provisions are set for obsolete, slow moving and damaged inventory and are deducted from the related inventory balances.

           e.        SPECIAL FUNDS

           Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.         PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

           f.        FOREIGN CURRENCY

           Transactions denominated in foreign currencies are recorded in the local currency (the Polish zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded in the statement of operations as a foreign exchange gain or loss and included in non-operating items in the statement of operations, unless capitalized as discussed in point (b) above (license) and (l) below (borrowing costs).

           g.        VACATION PAY

           Vacation pay is accrued when earned by employees.

           h.        TAXATION

           The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the liability method. Under the liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carryforward of unused losses. Temporary differences are the differences between the carrying amount of an asset or liability in the balance sheet and its taxable base.

           Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

           i.        NET SALES

           Net sales consists of the value of sales (excluding value added tax) of goods and services in the normal course of business but excludes extraordinary disposals of inventory and other assets.

           Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

-------------------------------------------------------------------------------
                                     - 11 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

4.         PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

           j.        FAIR VALUE OF FINANCIAL INSTRUMENTS

           The fair value of the Company's financial instruments approximates the reported carrying amounts because of their short-term nature and/or floating market interest rates, except for long-term Notes, finance leases and GSM license liability, as disclosed in Note 19.

           k.        USE OF ESTIMATES

           Preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

           l.        CAPITALIZATION OF BORROWING COSTS

           Borrowing costs (including interest, foreign exchange gains and losses and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of assets.

           m.        ADVERTISING EXPENSE

           The Company charges the cost of advertising to expense as incurred.


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


4.         PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

           n.        CONCENTRATION OF CREDIT RISK

           The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics and receivables from each of these dealers present similar risk to the Company. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for interconnect transaction with TPSA.

           The balance of receivables as at June 30, 2000 representing the total net credit risk exposure at this date is presented in Note 13.

5.         CHANGES IN ACCOUNTING POLICIES

           a.        DEVELOPMENT AND START-UP COSTS CAPITALIZED

           In the fourth quarter of 1999, the Company has adopted IAS 38 "Intangible Assets" in accounting for its intangible assets. The resulting change in accounting policy regarding development and start-up costs was applied retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 1999 resulted in an increase by PLN 6,530. Additionally, the net loss reported for the six months period ended June 30, 1999 was decreased by PLN 1,183.

-------------------------------------------------------------------------------
                                     - 13 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

6.         FOREIGN CURRENCY MANAGEMENT POLICIES

           Sales revenues are denominated in Polish zloty. A significant portion of expenses and liabilities, however, are denominated in other currencies. These include liabilities to the Polish government for the GSM 900 license and GSM 1800 license, which are linked to Euro and payable in Polish zloty, and liabilities to suppliers of handsets, which are generally denominated in Deutschmarks, French Francs or U.S. Dollars. Additionally, the 10 3/4 Notes, 11 1/4 Notes and shareholder loans are denominated in U.S. dollars or Euros, and a portion of the Loan facility is denominated in U.S. Dollars. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish zloty.

           Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations. To manage the currency risk the Company entered into foreign currency forward transactions. The Company's hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks.

           As of June 30, 2000 the Company concluded the set of short-term transactions (foreign currency forwards and NDF) to hedge the foreign currency liabilities that are scheduled to come due in the next 12 months. These transactions are booked at their fair value. Their valuation resulted in a gain of PLN 11,320 for the six month period ended June 30, 2000.

           Starting in late 1998 and continuing through the current year, the Company drew funds from the bank credit facility and exhausted the Polish zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations.

           In 1999 the Company has entered into new contracts with its network capital equipment suppliers. Under the contracts all new deliveries and services are charged and settled in zloty.

           In order to manage foreign currency risk, the Company have changed payment currency with its other suppliers from foreign currency to Polish zloty and also replace the Loan facility with an increased Polish zloty portion of the debt.

-------------------------------------------------------------------------------
                                     - 14 -

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


7.         NET SALES

                                                     SIX MONTHS          THREE MONTHS            SIX MONTHS        THREE MONTHS
                                                        ENDED                 ENDED                ENDED               ENDED
                                                      JUNE 30,              JUNE 30,              JUNE 30,            JUNE 30,
                                                      --------              --------              --------            --------
                                                        2000                  2000                  1999                1999
                                                        ----                  ----                  ----                ----
                                                     (UNAUDITED)           (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                    -------------        -------------         -------------       -------------
Service revenues and fees                             1,574,559              830,829              994,395             551,177
Sales of telephones and accessories                      91,570               39,405              109,147              63,213
                                                    -----------          -----------          -----------         -----------
                                                      1,666,129              870,234            1,103,542             614,390
                                                    ===========          ===========          ============       =============


           The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).


8.         COSTS AND EXPENSES


                                                     SIX MONTHS          THREE MONTHS            SIX MONTHS        THREE MONTHS
                                                        ENDED                 ENDED                ENDED               ENDED
                                                      JUNE 30,              JUNE 30,              JUNE 30,            JUNE 30,
                                                      --------              --------              --------            --------
                                                        2000                  2000                  1999                1999
                                                        ----                  ----                  ----                ----
                                                     (UNAUDITED)           (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                    -------------        -------------         -------------       -------------
Cost of sales:
      Cost of services sold                              647,352              341,070             393,148             212,732
      Cost of sales of telephones and
      accessories                                        429,927              207,001             368,353             219,620
                                                    ------------          -----------         -----------         -----------
                                                       1,077,279              548,071             761,501             432,352

Operating expenses:
      Selling and distribution costs                     274,757              145,592             192,287             109,117
      Administration and other operating cost             88,616               50,579              68,499              47,807
                                                     -----------          -----------         -----------         -----------
                                                         363,373              196,171             260,786             156,924
                                                     -----------          -----------         -----------         -----------
                                                       1,440,652              744,242           1,022,287             589,276
                                                     ===========          ===========         ===========         ===========



-------------------------------------------------------------------------------
                                     - 15 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


8.         COSTS AND EXPENSES (CONTINUED)

           The following costs and expenses were included in cost of sales:

                                                  SIX MONTHS ENDED   THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                      JUNE 30,            JUNE 31,             JUNE 30,           JUNE 30,
                                                      --------            ---------            --------           --------
                                                        2000                 2000                1999                1999
                                                    (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                                 -----------------    ----------------    -----------------    ----------------
Merchandise sold                                         425,072              204,190             365,930             218,197
Depreciation and amortization                            213,812              115,454             103,727              57,400
Other external services                                  112,518               61,431              69,355              29,952
Commissions                                               58,185               24,565              68,316              41,035
Interconnect                                              89,780               47,468              54,557              31,670
Leased lines                                              77,399               40,706              47,815              24,602
Roaming                                                   50,560               27,681              29,788              15,680
Wages and salaries                                        23,401               12,915              12,133               7,694
Materials and energy                                       8,135                4,907               3,506               2,687
Social security and other benefits                         8,376                5,109               3,416               2,341
Taxes and other charges                                    3,247                (184)               2,471               1,892
Charge to inventory provision                              4,855                2,811               2,423               1,423
Other                                                      1,939                1,018             (1,936)             (2,221)
                                                    ------------         ------------        ------------        ------------
                                                       1,077,279              548,071             761,501             432,352
                                                    ============         ============        ============        ============


           The following costs and expenses were included in selling and distribution costs:

                                                  SIX MONTHS ENDED   THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                      JUNE 30,            JUNE 31,             JUNE 30,           JUNE 30,
                                                      --------            ---------            --------           --------
                                                        2000                2000                 1999                1999
                                                     (UNAUDITED)        (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                                 -----------------    ----------------    -----------------    ----------------

Advertising costs                                         98,471               54,851              73,143              40,307
Charge to doubtful debtors provision                      76,149               38,526              59,540              34,124
Wages and salaries                                        45,586               22,988              29,164              17,574
External services                                         27,066               15,205              11,346               6,923
Social security and other benefits                        11,789                6,578               7,672               3,974
Depreciation and amortization                             10,072                5,921               4,045               1,992
Materials and energy                                       6,134                3,388               3,543               1,972
Taxes and  other charges                                   2,576                1,437               3,157               1,800
Other                                                    (3,086)              (3,302)                 677                 451
                                                     -----------          -----------         -----------         -----------
                                                         274,757              145,592             192,287             109,117
                                                     ===========           ===========        ===========         ============


-------------------------------------------------------------------------------
                                     - 16 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

8.         COSTS AND EXPENSES (CONTINUED)

           The following costs and expenses were included in administration costs:

                                                 SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                     JUNE 30,             JUNE 30,             JUNE 30,           JUNE 30,
                                                     --------             ---------            --------           --------
                                                       2000                 2000                 1999                1999
                                                    (UNAUDITED)           (UNAUDITED)         (UNAUDITED)        (UNAUDITED)
                                                ------------------    ----------------    -----------------    ----------------
External services                                         35,828               17,458              32,671              26,361
Wages and salaries                                        22,203               11,107              17,174               9,929
Depreciation and amortization                             11,237                5,228               7,296               3,681
Social security and other benefits                         7,194                3,447               4,088               2,174
Materials and energy                                       3,040                1,722               2,016               1,004
Taxes and other charges                                    3,721                2,631               2,880               2,284
Other                                                      5,393                8,986               2,374               2,374
                                                      ----------           ----------          ----------          ----------
                                                          88,616               50,579              68,499              47,807
                                                      ==========           ==========          ==========          ==========



9.         INTEREST AND OTHER FINANCIAL INCOME

                                                 SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                     JUNE 30,             JUNE 30,             JUNE 30,           JUNE 30,
                                                     --------             --------             --------           --------
                                                       2000                2000                  1999               1999
                                                   (UNAUDITED)         (UNAUDITED)            (UNAUDITED)        (UNAUDITED)
                                               ------------------    ----------------    -----------------    ----------------
Foreign exchange gains                                    36,737               53,426               4,421              51,515
Interest income                                           25,043               10,234                 440                 135
                                                      ----------           ----------         -----------          ----------
                                                          61,780               63,660               4,861              51,650
                                                      ==========           ==========          ==========          ==========

10.        INTEREST AND OTHER FINANCIAL EXPENSES

                                                 SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                     JUNE 30,             JUNE 30,             JUNE 30,            JUNE 30,
                                                     --------             --------             --------            --------
                                                       2000                 2000                  1999               1999
                                                    (UNAUDITED)         (UNAUDITED)            (UNAUDITED)        (UNAUDITED)
                                                - ----------------    ----------------    -----------------    ----------------
Interest expense                                         270,618              135,765             103,388              51,469
Foreign exchange losses                                  161,211              231,850              85,457                 851
                                                      ----------           ----------          ----------          ----------
                                                         431,829              367,615             188,845              52,320
                                                      ==========           ==========          ==========          ==========


-------------------------------------------------------------------------------
                                     - 17 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


11.        TAXATION


                                                  SIX MONTHS ENDED   THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                      JUNE 30,            JUNE 30,             JUNE 30,            JUNE 30,
                                                      --------            --------             --------            --------
                                                        2000                 2000                 1999               1999
                                                    (UNAUDITED)          (UNAUDITED)           (UNAUDITED)        (UNAUDITED)
                                                 -----------------    ----------------    -----------------    ----------------
Polish current tax charge                                      -                    -            (17,359)            (17,359)
Polish deferred tax benefit / (charge)                     2,465                4,155             (8,776)            (12,017)
Foreign current tax charge                                 (594)                (437)               (330)               (167)
                                                    ------------          -----------         -----------         -----------
Tax (charge) / benefit                                     1,871                3,718            (26,465)            (29,543)
                                                    ============          ===========         ===========         ===========


           Tax loss carry forward for the six months period ended June 30, 2000 amounted to PLN 36,143. The losses can be offset against taxable income if any, during the following six months of year 2000 or during the five years after December 31, 2000.

           According to the Polish tax regulations, the tax rate in effect in 1999 was 34%. The tax rates set for years 2000, 2001, 2002, 2003 and 2004 and thereafter are as follows 30%, 28%, 28%, 24% and 22%, respectively.

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

11.        TAXATION (CONTINUED)

           The numerical reconciliation between tax benefit / (charge) and the product of accounting profit / (loss) multiplied by the applicable tax rates is as follows:



                                                 SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED   THREE MONTHS ENDED
                                                     JUNE 30,             JUNE 30,             JUNE 30,            JUNE 30,
                                                     --------             --------             --------            --------
                                                       2000                 2000                  1999                1999
                                                    (UNAUDITED)          (UNAUDITED)           (UNAUDITED)        (UNAUDITED)
                                                 -----------------    ----------------    -----------------   -----------------
  Profit / (loss) before taxation                      (144,572)            (177,963)           (102,729)              24,444

  Tax rate                                                   30%                  30%                 34%                 34%
                                                    ------------         ------------        ------------        ------------
Tax benefit / (charge) using statutory rate               43,372               53,389              34,928             (8,311)

     Permanent differences                               (5,821)              (3,151)             (1,331)               (420)

     Change in temporary differences for
     which realization is not probable and              (45,713)             (50,769)            (52,280)            (13,035)
     temporary differences written-off

           Effect of different tax rates                   2,432                1,033                (80)                 496
           and rules in foreign entities

           Change in tax rates                             3,837              (2,079)                 576                 726

     Tax loss carry forward for which
     realization is not probable                               -                    -                   -               2,217

     Refiling of 1998 tax return                               -                    -               (571)               (571)

     Adjustments to deferred taxes                         3,764                5,295             (7,707)            (10,645)


                                                    ------------         ------------        ------------        ------------

      Tax benefit / (charge)                               1,871                3,718            (26,465)            (29,543)
                                                    ============         ============        ============         ===========

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


11.        TAXATION (CONTINUED)



                                                                                   AT JUNE 30,                 AT DECEMBER 31,
                                                                                      2000                           1999
                                                                                      ----                           ----
                                                                                   (UNAUDITED)
           Deferred tax assets in Poland:
                 Bad debt provision                                                      89,223                        71,807
                 Unrealized foreign exchange loss, net                                   56,695                        37,623
                 Accrued interest                                                        18,316                        26,029
                 Book versus tax basis of fixed assets                                   17,277                        21,631
                 Accrued expenses                                                        23,183                         9,457
                 Accrued advertising                                                     10,028                         1,638
                 Inventory provision                                                      3,653                         2,293
                 Development costs                                                        1,199                         1,719
                 Tax losses carry forward                                                10,843                             -
                                                                                  -------------                 -------------
                                                                                        230,417                       172,197

           Temporary differences for which realization is not probable
           ("valuation allowance")                                                     (130,443)                      (97,037)
                                                                                   ------------                  ------------
                                                                                         99,974                        75,160
           Deferred tax liabilities in Poland:
                 Book versus tax basis of GSM licenses
                                                                                      (124,831)                     (102,482)

                                                                                   ------------                  ------------
           Net deferred tax liability                                                  (24,857)                      (27,322)
                                                                                   ============                  ============


           The amount of valuation allowance consists primarily of the unrealized foreign exchange losses on long-term Notes and the bad debt provision for which tax deductibility is yet uncertain.


-------------------------------------------------------------------------------
                                     - 20 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

12.        SHORT-TERM INVESTMENTS

                                                                                   AT JUNE 30,             AT DECEMBER 31,
                                                                                      2000                      1999
                                                                                      ----                      ----
                                                                                   (UNAUDITED)
           Short-term investments                                                      202,583                  198,468

           Short-term investments at June 30, 2000 consisted of the current portion of US Treasury Bills and Deutsche Treasury Bills, recorded at cost plus accrued interest which approximate their market value. These Treasury Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. The long-term portion (PLN 208,408 as of June 30, 2000) of the escrow fund is presented in the balance sheet under financial assets caption.


13.        DEBTORS AND PREPAYMENTS

                                                                                    AT JUNE 30,                AT DECEMBER 31,
                                                                                       2000                        1999
                                                                                       ----                        ----
                                                                                    (UNAUDITED)
           Trade debtors and accrued income                                             555,321                     505,043
           Other debtors                                                                 43,635                      43,145
           Prepaid expenses                                                              41,130                      27,862
           Corporate Income Tax and other taxes
              recoverable from State Treasury                                            12,133                      54,835
           Accounts receivable from shareholders                                          2,221                         194
                                                                                   ------------                ------------
                                                                                        654,440                     631,079
           Provision for doubtful debtors                                             (172,038)                   (166,834)
                                                                                   ------------                ------------
                                                                                        482,402                     464,245
                                                                                   ============                ============


-------------------------------------------------------------------------------
                                     - 21 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

14.        INVENTORY

                                                                                     AT JUNE 30,               AT DECEMBER 31,
                                                                                        2000                         1999
                                                                                        ----                         ----
                                                                                     (UNAUDITED)
           Telephones                                                                     220,868                   135,362
           Accessories and other                                                           47,782                    56,808
                                                                                      -----------               -----------
                                                                                          268,650                   192,170
           Inventory provision                                                           (13,046)                   (8,190)
                                                                                      -----------               -----------
                                                                                          255,604                   183,980
                                                                                      ===========               ===========

15.        TANGIBLE FIXED ASSETS, NET

                                                                                     AT JUNE 30,              AT DECEMBER 31,
                                                                                        2000                        1999
                                                                                        ----                        ----
                                                                                     (UNAUDITED)
           Land and buildings                                                               193,722                   195,771
           Plant and equipment                                                            2,259,131                 1,954,057
           Motor vehicles                                                                    11,383                    12,061
           Other fixed assets                                                               272,561                   208,389
           Construction in progress                                                         229,026                   203,627
                                                                                     --------------            --------------
                                                                                          2,965,823                 2,573,905
                                                                                     ==============            ==============



           For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the six months period ended June 30, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense (during three months ended June 30, 2000 the Company did not capitalized any foreign exchange losses/gains or interest expense). For the six months period ended June 30, 1999, the Company capitalized PLN 13,028 of foreign exchange losses and no interest expense (PLN 7,268 of foreign exchange gains and no interest expense during three months period ended June 30,1999).

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

15.        TANGIBLE FIXED ASSETS, NET (CONTINUED)

           The movement in each period was as follows:

                                 LAND AND     PLANT AND          MOTOR       OTHER FIXED     CONSTRUCTION         TOTAL
                                 --------     ---------          -----       -----------     ------------         -----
                                 BUILDINGS     EQUIPMENT       VEHICLES         ASSETS       IN PROGRESS
                                 ---------     ---------       --------         ------       -----------
COST
At January  1, 1999                  80,768         951,995          14,915         48,530          702,567       1,798,775
Additions                           119,169               -               -          4,164        1,023,527       1,146,860
Transfers                                 -       1,287,060           9,317        182,419      (1,503,373)        (24,577)
Disposals                                 -         (1,273)           (794)        (2,923)         (19,094)        (24,084)
                                ------------    -----------     -----------   ------------    -------------  --------------
At December 31, 1999                199,937       2,237,782          23,438        232,190          203,627       2,896,974
                                ------------    -----------     -----------   ------------    -------------  --------------
DEPRECIATION
At January 1, 1999                      814         107,266           6,661         12,852                -         127,593
Charge                                3,352         189,142           5,158         13,678                -         211,330
Transfers                                 -        (12,190)               -              4                -        (12,186)
Disposals                                 -           (493)           (442)        (2,733)                -         (3,668)
                                ------------    -----------     -----------   ------------    -------------  --------------
At December 31, 1999                  4,166         283,725          11,377         23,801                -         323,069
                                ------------   ------------    ------------   ------------    -------------  --------------
NET BOOK VALUE AT                   195,771       1,954,057          12,061        208,389          203,627       2,573,905
DECEMBER 31, 1999               ===========    ============    ============   ============    =============  ==============

COST
At January  1, 2000                 199,937       2,237,782          23,438        232,190          203,627       2,896,974
Additions                                97           5,940               -          1,715          572,227         579,979
Transfers                               (1)         450,096           2,324         74,968        (527,387)               -
Disposals                                 -         (8,573)           (463)          (594)         (19,441)        (29,071)
                                ------------    -----------     -----------   ------------    -------------  --------------
At June 30, 2000                    200,033       2,685,245          25,299        308,279          229,026       3,447,882
                                ------------    -----------     -----------   ------------    -------------  --------------
DEPRECIATION
At January 1, 1999                    4,166         283,725          11,377         23,801                -         323,069
Charge                                2,145         150,757           2,838         12,504                -         168,244
Disposals                                 -         (8,368)           (299)          (587)                -         (9,254)
                                ------------    -----------     -----------   ------------    -------------  --------------
At June 30, 2000                      6,311         426,114          13,916         35,718                -         482,059
                                ------------   ------------    ------------   ------------    -------------  --------------
NET BOOK VALUE AT
JUNE 30, 2000                       193,722       2,259,131          11,383        272,561          229,026       2,965,823
(UNAUDITED)                     ===========    ============    ============   ============    =============  ==============


-------------------------------------------------------------------------------
                                     - 23 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

15.        TANGIBLE FIXED ASSETS, NET (CONTINUED)

       Tangible fixed assets held under capital leases (included in above schedule):

                                                 AT JUNE 30,                                   AT DECEMBER 31,
                                                     2000                                           1999
                                                     ----                                           ----
                                                 (UNAUDITED)

                                      LAND         BUILDINGS        OTHER           LAND          BUILDINGS         OTHER
                                      ----         ---------        -----           ----          ---------         ------
Cost                                      6,293         193,177           990            6,293         193,177             990
Accumulated depreciation                      -         (6,311)          (91)                -         (4,166)            (41)
                                     ----------      ----------    ----------       ----------      ----------      ----------
Net                                       6,293         186,866           899            6,293         189,011             949
                                     ==========      ==========    ==========       ==========      ==========      ==========


16.        INTANGIBLE FIXED ASSETS, NET

                                                                                 AT JUNE 30,               AT DECEMBER 31,
                                                                                    2000                         1999
                                                                                    ----                         ----
                                                                                 (UNAUDITED)
        GSM licenses                                                                   921,647                      953,226
        Computer software                                                              100,897                       97,388
        Trademark                                                                          153                          161
                                                                               ---------------              ---------------
                                                                                     1,022,697                    1,050,775
                                                                                ==============              ===============

           During the six months period ended June 30, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets (during three months period ended June 30, 2000 the Company did not capitalize any foreign exchange losses/gains or interest expense). During the six months and three months periods ended June 30, 1999 the Company did not capitalize any foreign exchange losses or interest expense on intangible fixed assets.

           The Company has no intangible assets generated internally.

------------------------------------------------------------------------------
                                     - 24 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

16.      INTANGIBLE FIXED ASSETS, NET (CONTINUED)


         The movement in each period was as follows:



                                                GSM                   COMPUTER                TRADE
                                              LICENSES                SOFTWARE                 MARK                TOTAL
                                              --------                --------                 ----                -----
         COST
         At January 1, 1999                       700,564                   46,691                 206               747,461
         Additions                                408,905                   82,833                   -               491,738
                                            -------------             ------------        ------------          ------------
         At December 31, 1999                   1,109,469                  129,524                 206             1,239,199
                                            -------------             ------------        ------------          ------------
         AMORTIZATION
         At January 1, 1999                       107,498                   10,527                  32               118,057
         Charge                                    48,745                   21,609                  13                70,367
                                            -------------             ------------        ------------         -------------
         At December 31, 1999                     156,243                   32,136                  45               188,424
                                            -------------             ------------        ------------         -------------
         NET BOOK VALUE AT
         DECEMBER 31, 1999                        953,226                   97,388                 161             1,050,775
                                            =============             ============        ============         =============
         COST
         At January 1, 2000                     1,109,469                  129,524                 206             1,239,199
         Additions                                  2,245                   36,554                   -                38,799
                                            -------------             ------------        ------------          ------------
         At June 30, 2000                       1,111,714                  166,078                 206             1,277,998
                                            -------------             ------------        ------------          ------------
         AMORTIZATION
         At January 1, 2000                       156,243                   32,136                  45               188,424
         Charge                                    33,824                   33,045                   8                66,877
                                            -------------             ------------        ------------         -------------
         At June 30, 2000                         190,067                   65,181                  53               255,301
                                            -------------             ------------        ------------         -------------
         NET BOOK VALUE AT
         JUNE 30, 2000
         (UNAUDITED)                              921,647                  100,897                 153             1,022,697
                                            =============             ============        ============         =============


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

17.        DEFERRED COSTS

                                                                                   AT JUNE 30,                AT DECEMBER 31,
                                                                                       2000                         1999
                                                                                       ----                         ----
                                                                                   (UNAUDITED)
           Notes issuance cost                                                             67,795                      69,897
           Senior debt issuance cost                                                       11,692                      12,493
           Other                                                                           13,932                       2,863
                                                                                       ----------                  ----------
                                                                                           93,419                      85,253
                                                                                           ======                      ======

           As explained in Note 19, the Company obtained long-term financing by issuing 10 3/4 Notes, in July 1997, and 11 1/4 Notes in November, 1999 and through Citibank loan facility ("Loan facility"), signed in December 1997. These debt issuance costs have been deferred and are amortized over the period of financing (10 years for 10 3/4 Notes and 11 1/4 Notes, 8 years for Loan facility).

-------------------------------------------------------------------------------
                                     - 26 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

18.        CURRENT LIABILITIES

                                                                                   AT JUNE 30,                AT DECEMBER 31,
                                                                                       2000                         1999
                                                                                       ----                         ----
                                                                                   (UNAUDITED)
           Construction payables                                                          373,621                     455,557
           GSM licenses liabilities                                                       295,476                     206,666
           Trade creditors                                                                192,165                     247,956
           Accruals                                                                       126,819                     154,605
           Deferred income                                                                 88,419                      48,998
           Amounts due to State Treasury                                                   67,260                      27,790
           Finance leases payable (see Note 22)                                            30,412                      28,080
           Payroll                                                                            733                       3,351
           Accounts payable to shareholders                                                   590                       6,201
                                                                                   --------------              --------------
                                                                                        1,193,503                   1,179,204
                                                                                   ==============              ==============

           In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 thousand and interest based on 1 month WIBOR plus 0.5% p.a. (18.05% as of June 30, 2000). No borrowings were outstanding as of June 30, 2000 and as of December 31, 1999.

           In June 2000, the Company entered into a short-term renewable overdraft agreement with Citibank (Poland) S.A. The terms provided for maximum borrowings of DEM 10,000 thousand and interest based on TOMNEX WIBOR plus 0.5% p.a. counted for each interest period separately (18.14% as of June 30, 2000). No borrowings were outstanding as of June 30, 2000.

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

19.        LONG-TERM INTEREST-BEARING LIABILITIES

                                                                                       AT JUNE 30,                AT DECEMBER 31,
                                                                                           2000                         1999
                                                                                           ----                         ----
                                                                                       (UNAUDITED)
           Long-term Notes                                                              2,795,909                     2,654,021
           Loan facility                                                                  594,768                     1,076,566
           Shareholders loan                                                              365,652                       325,075
           Finance leases payable (see Note 22)                                           209,106                       190,259
           GSM licenses liability                                                         121,711                       332,491
                                                                                  ---------------               ---------------
                                                                                        4,087,146                     4,578,412
                                                                                  ===============               ===============

           On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4 % Senior Subordinated Guaranteed Discount Notes ("10 3/4 Notes"). The 10 3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,111 million as of June 30,
           2000). The 10 3/4 Notes are issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10 3/4 Notes will mature on July 1, 2007. Cash interest does not accrue on the 10 3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10 3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The net proceeds from the 10 3/4 Notes are loaned to the Company.

           The 10 3/4 Notes are traded publicly in the United States and their market value as of June 30, 2000 was 71% of the nominal value (USD 180 million or PLN 789 million) whilst the carrying amount is PLN 902 million.

           On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11 1/4% Senior Subordinated Guaranteed Discount Notes ("11 1/4 Notes"). The 11 1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of Euro 300 million and USD 150 million (PLN 1,921 million as of June 30, 2000). The 11 1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately Euro 296 million and USD 148 million (PLN 1,897 million at historical exchange rate).

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.        LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

           The 11 1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11 1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000. The accrued interest on the 11 1/4 Notes is presented in the balance sheet within the current liabilities.

           Payment of the first five interest coupons will be made from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills (see Note 12).

           The obligations of PTC International Finance II S.A. under the 11 1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The proceeds from the 11 1/4 Notes are loaned to the Company.

           On March 10, 2000 the offer for the 11 1/4 Exchange Notes was issued. The offer expired on May 2, 2000. The terms of the Exchange Notes are substantially identical to the old Notes, except that they can be freely traded. Their market value as of June 30, 2000 was 104% of the nominal value for the Euro part (Euro 312 million or PLN 1,313 million) and 102% of the nominal value for the USD part (USD 153 million or PLN 672 million). The carrying amounts as of June 30, 2000 were PLN 1,257 million and PLN 656 million for Euro and USD portions, respectively.


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


19.        LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

           On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. The balance outstanding as of June 30, 2000 amounted to PLN 595 million which consisted of PLN 485 million (equivalent of 225 DEM as of June 30,
           2000) and USD 25 million (equivalent of PLN 110 million as of June 30, 2000) borrowings. The main terms of the agreement are as follows:

           Facility limit                                               equivalent of DM 672 million
           Interest                                                     LIBOR or WIBOR
                                                                        plus margin of  0.95% p.a.
                                                                        stepping down to 0.40% p.a.
           Commitment fee                                               0.3%  (as of June 30, 2000)
           Collateral                                                   pledge of Company's assets,
                                                                        rights and shares
           Repayment date                                               reduction in facility limit
                                                                        starting from December 17, 2000
                                                                        to December 17, 2005

           The fees for the Company's GSM 900 and GSM 1800 licenses are denominated in Euro and payable in installments. These deferred payments have been discounted at 6.78% (GSM 900 license from 1996) and at 9.52% (GSM 1800 license from 1999), which approximated the Company's borrowing rate for Euro as of the dates of acquisition of the licenses. As of June 30, 2000 the fair market value of the GSM 900 license liability discounted at 9.52% amounted to PLN 221 million whilst carrying amount was PLN 226 million.

           The balances payable as of June 30, 2000 (unaudited) were:


                                                            EUR'000                  EUR'000                 PLN'000
           Maturity                                         nominal                discounted              discounted
           --------                                         -------                ----------              ----------
           Due in one year (see Note 18)                       72,816                  70,226                 295,476
           Due in year two                                     16,716                  15,094                  63,508
           Due in year three                                   16,716                  13,833                  58,203
                                                        -------------           -------------           -------------
                                                              106,248                  99,153                 417,187
                                                        =============           =============           =============

-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

19.        LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

           The balances payable as of December 31, 1999 were:

                                                            EUR'000                  EUR'000                 PLN'000
           Maturity                                         nominal                discounted              discounted
           --------                                         -------                ----------              ----------
           Due in one year (see Note 18)                       51,035                  49,573                 206,666
           Due in year two                                     72,815                  66,587                 277,596
           Due in year three                                   16,716                  13,168                  54,895
                                                        -------------           -------------           -------------
                                                              140,566                 129,328                 539,157
                                                        =============           =============           =============

           In August 1999, the Company's operating shareholders i.e. Elektrim S.A., DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil") and MediaOne International B.V. ("MediaOne"), extended USD 75 million (PLN 329 million as of June 30, 2000) in subordinated loans as follows: Elektrim S.A., equivalent of USD 40 million, DeTeMobil, USD
           17.5 million; and MediaOne, USD 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17, however both principal amounts and accrued interest are due on June 19, 2006.

20.          PROVISIONS FOR LIABILITIES AND CHARGES

                                                                                     AT JUNE 30,               AT DECEMBER 31,
                                                                                        2000                         1999
                                                                                        ----                         ----
                                                                                     (UNAUDITED)
            Social fund                                                                    2,877                        1,220
                                                                                         -------                      -------
                                                                                           2,877                        1,220
                                                                                         =======                      =======

           The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

21.        SHARE CAPITAL

                                                                                     AT JUNE 30,               AT DECEMBER 31,
                                                                                        2000                         1999
                                                                                        ----                         ----
                                                                                     (UNAUDITED)
            Allotted, called-up and fully paid:
            471,000 ordinary shares of 1,000 PLN each
                                                                                         471,000                      471,000

                                                                                         =======                      =======

22.        FINANCE LEASES

           On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease.

           The headquarters lease obligation, consisting of two buildings, first occupied in 1998 and second in August 1999, is denominated in USD and payable in PLN. The nominal value of future lease payments is USD 107.3 million or PLN 471 million (USD 46.5 million and USD
           60.8 million, 1st and 2nd building, respectively), consisting of minimum monthly payments of USD 616 thousand (PLN 2,703) and a purchase option of USD 11.8 million or PLN 51.9 million (USD 5.7 million and USD 6.1 million, 1st and 2nd building respectively). Annually, the Company's lease liability is changed based on CPI. This resulted in an increase in minimum monthly payments of USD 4.3 thousand (PLN 18.8 thousand) in 1999 and of USD 16.8 thousand (PLN 74 thousand) in 2000.

23.        DIVIDEND RESTRICTION

           The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As of June 30, 2000, the Company had no net profit available for distribution.

-------------------------------------------------------------------------------
                                     - 32 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

24.        SUPPLEMENTARY CASH FLOW INFORMATION

           Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                                                                       AT JUNE 30,                 AT DECEMBER 31,
                                                                                          2000                         1999
                                                                                          ----                         ----
                                                                                       (UNAUDITED)
         Balances deposited with banks:
               Current accounts                                                          14,153                        29,422
               Term deposits with original maturity of less then 90 days                 86,416                       654,305

               Treasury bills with original maturity of less then 90 days                     -                       410,694
               Social fund cash                                                           1,576                           468
         Cash on hand                                                                       407                           620
                                                                                  -------------                 -------------

                                                                                        102,552                     1,095,509

                                                                                  =============                 =============

           At June 30, 2000 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 6,844 of foreign exchange losses, which were reported under interest and other financial expenses.

           The social fund cash is restricted for the benefits of the employees as described in Note 4.e.


-------------------------------------------------------------------------------
                                     - 33 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

25.        SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS


           A reconciliation of the Company's consolidated net loss under PAS and IAS is summarized as follow:


                                                 SIX MONTHS ENDED    THREE MONTHS ENDED   SIX MONTHS ENDED    THREE MONTHS ENDED
                                                     JUNE 30,             JUNE 30,            JUNE 30,             JUNE 30,
                                                     --------             --------            --------             --------
                                                       2000                 2000                 1999                1999
                                                    (UNAUDITED)          (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                  ----------------    ----------------     ----------------    ----------------
Comprehensive net loss under PAS                        (121,048)            (93,115)            (114,391)             (4,097)

Foreign translation difference                             (225)               (394)              (1,312)                 728
IAS adjustment for GSM
    licenses amortization                                  2,853               1,569                2,281               1,140
IAS adjustment for GSM
    licenses discount                                   (14,026)             (7,423)             (11,719)             (5,325)
Unrealized foreign exchange differences                 (14,201)            (81,173)                7,711              12,184
Finance lease                                              (163)             (1,017)              (1,111)                 278
IAS assets adjustment                                    (1,485)               (742)              (4,648)               (866)
Development and start-up costs                             1,792                 896                1,793                 897
Deferred tax benefit/(charge)                              3,802               7,154              (7,798)            (10,038)
                                                     -----------         -----------          -----------         -----------

Comprehensive net loss under IAS                       (142,701)           (174,245)            (129,194)             (5,099)
                                                     ===========         ===========          ===========         ===========


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


25.        SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS (CONTINUED)

           A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follow:


                                                                                         SHAREHOLDERS' EQUITY AT

                                                                                JUNE 30,                         DECEMBER 31,
                                                                                  2000                               1999
                                                                                  ----                               ----
                                                                               (UNAUDITED)
           Shareholders' equity under PAS                                              31,157                           151,681

           Foreign translation difference                                             (2,401)                           (1,652)
           IAS adjustment for GSM
               licenses amortization                                                   18,474                            15,621
           IAS adjustment for GSM
               licenses discount                                                     (67,210)                          (53,184)
           Unrealized foreign exchange
               differences                                                             25,654                            39,855
           Finance lease                                                                3,054                             3,217
           IAS assets adjustment                                                        9,283                            10,768
           Development an start-up costs                                              (4,090)                           (5,882)
           Deferred tax benefit                                                        11,184                             7,382
                                                                                 ------------                      ------------

           Shareholders' equity under IAS                                              25,105                           167,806
                                                                                 ============                      ============

           The above differences are caused by the following reasons:

           - Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses,

           - Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes,

           - Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes,

           - Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets",

           - Adjustment to deferred tax on temporary differences in preceding adjustments.


-------------------------------------------------------------------------------
                                     - 35 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

26.        DIFFERENCES BETWEEN IAS AND U.S. GAAP

           The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP.

           The effect of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income / (loss) for the six months and three months periods ended June 30, 2000 and June 30, 1999.

           Reconciliation of consolidated net profit/(loss):

                                                     SIX MONTHS       THREE MONTHKS         SIX MONTHS          THREE MONTHS
                                                       ENDED              ENDED                ENDED               ENDED
                                                      JUNE 30,           JUNE 30,             JUNE 30,            JUNE 30,
                                                        2000               2000                 1999                1999
                                                     (UNAUDITED)        (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                  ----------------    ----------------    -----------------      -----------
Consolidated net loss
reported under IAS                                       (142,701)            (174,245)           (129,194)             (5,099)

U.S. GAAP adjustments:

(a)     Removal of foreign exchange
        differences capitalized for IAS                     7,028                    -              13,028              33,324

(b)     Depreciation and amortization of
        foreign exchange                                    4,581                2,293               2,863               1,443

(c)    Development and start-up cost
        capitalized, net                                        -                    -             (9,468)                   -

(f)    Deferred tax on above                                    -                    -               2,938                   -

                                                     ------------         ------------        ------------        ------------
Consolidated net profit / (loss) under U.S.
GAAP                                                    (131,092)            (171,952)           (119,833)              29,668
                                                     ============         ============        ============        ============

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                                     - 36 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

26.        DIFFERENCES BETWEEN IAS AND U.S. GAAP (CONTINUED)

           RECONCILIATION OF CONSOLIDATED NET ASSETS:

                                                                                   AT JUNE 30,               AT DECEMBER 31,
                                                                                      2000                         1999
                                                                                      ----                         ----
                                                                                   (UNAUDITED)
              Consolidated net assets
              reported under IAS                                                          25,105                   167,806
              U.S. GAAP adjustments:
              (a)    Removal of foreign exchange
                     differences capitalized for IAS                                    (96,212)                 (103,240)
              (b)    Depreciation and amortization on
                     above                                                                18,358                    13,777
                                                                                   -------------              ------------

              Consolidated net assets
              under U.S. GAAP                                                           (52,749)                    78,343
                                                                                   =============              ============


           (a) Removal of foreign exchange differences capitalized for IAS

           In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

           For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 15). As explained in Note 4.b., the Company capitalized financing costs attributable to the acquisition of its GSM 900 and GSM 1800 licenses, including interest on the related long-term obligation and foreign exchange losses because the GSM 900 and GSM 1800 licenses are integral parts of the network.

           Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

-------------------------------------------------------------------------------
                                     - 37 -

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------

26.        DIFFERENCES BETWEEN IAS AND  U.S. GAAP (CONTINUED)

           (b)       Depreciation and amortization

           The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

           (c)       Development and start-up cost

           As explained in Note 5.a for IAS purposes the Company has adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes the Company has written off in 1997 consulting cost relating to structuring its business processes following to clarifications of the Emerging Issues Task Force in the United States and has written off in 1999 start-up cost following the issuance the SOP 98-5 in the United States.

           (d)       Presentation of deferred taxation

           Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions of the above should be disclosed separately. As of June 30, 2000 deferred tax assets, as presented in Note 11, included PLN 79,395 of current portion (PLN 27,472 as at December 31, 1999) and deferred tax liability included PLN 9,552 of current portion (PLN 7,637 as at December 31, 1999).


-------------------------------------------------------------------------------

             POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
           NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)
-------------------------------------------------------------------------------


26.        DIFFERENCES BETWEEN IAS AND  U.S. GAAP (CONTINUED)

(e)        New U.S. standards

           The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivative as either assets or liabilities in the balance sheet at fair value. Under SFAS 133, accounting for changes in fair value of derivative depends on its intended use and designation. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the effect of this new standard.

           In June 1999, the FASB approved Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends the effective date of SFAS 133. SFAS 133 will now be effective for fiscal quarters of all fiscal years beginning after June 15, 2000.



-------------------------------------------------------------------------------

                                     - 39 -